Issuer Free Writing Prospectus
Filed by: Crystal River Capital, Inc.
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. on Form S-11: 333-130256
Dated July 27, 2006
Crystal River Capital, Inc.
7,500,000 Shares
Common Stock
On July 25, 2006, Crystal River Capital, Inc. filed Amendment No. 5 to its Registration Statement on Form S-11 to update certain disclosures that had been provided in its preliminary prospectus dated July 12, 2006. The following summarizes certain terms of the disclosure in the preliminary prospectus included in Amendment No. 5 to the Registration Statement that either did not appear in or updates the disclosure in the preliminary prospectus dated July 12, 2006. References to “we,” “us,” “our” and “our company” are used in the manner described in the preliminary prospectus dated July 12, 2006.
Decrease in Number of Shares of Common Stock Offered by Selling Stockholders and By Us
The number of shares of our common stock being offered by the selling stockholders has decreased from 1,439,600 shares, as stated in our preliminary prospectus dated July 12, 2006, to 0 shares. The number of shares being offered by us has decreased from 7,660,400 shares, as stated in our preliminary prospectus dated July 12, 2006, to 7,500,000 shares, and the total number of shares outstanding after the offering, assuming no exercise of the underwriters’ over-allotment option, has decreased from 25,183,900 to 25,023,500 shares.
In addition, the number of shares of our common stock that are subject to the underwriters’ over-allotment option has decreased from 1,365,000 shares, as stated in our preliminary prospectus dated July 12, 2006, to 1,125,000 shares.
A subsidiary of Brookfield Asset Management, Inc., the parent of our manager, has agreed to purchase 1,000,000 shares of the 7,500,000 shares being sold in the offering at the public offering price. We will not pay any underwriting discounts or commissions on those 1,000,000 shares.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Issuer Free Writing Prospectus or the Preliminary Prospectus. Any representation to the contrary is a criminal offense.
Price to the Public:     $23.00 per share.
Underwriting Discounts and Commissions:     $1.5525 per share on shares other than the 1,000,000 shares sold to the subsidiary of the parent of our manager noted above.
Settlement Date:     August 2, 2006.
The Offering:

Common stock offered	7,500,000 shares
Common stock to be outstanding after this offering	25,023,500 shares	(1)(2)

(1)	Assumes the underwriters’ option to purchase up to an additional 1,125,000 shares of our common stock solely to cover over-allotments, if any, is not exercised.
(2)	Includes 17,400,000 shares of our common stock issued in our March 2005 private offering and 84,000 restricted shares of our common stock issued to Hyperion Brookfield Crystal River Capital Advisors, LLC, which we refer to as Hyperion Brookfield Crystal River, under our 2005 stock incentive plan in March 2005. Excludes 126,000 shares of common stock issuable upon exercise of options with an exercise price of $25.00 per share granted to Hyperion Brookfield Crystal River under our 2005 stock incentive plan in March 2005. These restricted shares and options vested or became exercisable in three equal annual installments beginning on March 15, 2006, the first anniversary of the closing date of our March 2005 private offering. As permitted by the awards, Hyperion Brookfield Crystal River allocated and transferred these shares and options to certain of its officers and employees, certain of our directors and other individuals associated with Hyperion Brookfield Asset Management, Inc., which we refer to as Hyperion Brookfield, or Brookfield Asset Management Inc., which we refer to as Brookfield, or their respective affiliates who provide services to us. Also includes an aggregate of 3,500 shares of restricted common stock issued to three of our independent directors under our stock incentive plan that they elected to receive in lieu of cash directors fees, which shares vested on the date of grant and an aggregate of 36,000 shares of restricted common stock that were issued to one of our independent directors and certain employees of Hyperion Brookfield who provide services to us in 2006 but excludes options to purchase 4,000 shares of our common stock granted to one of our independent directors on March 15, 2006. As of July 21, 2006, 32,162 of such 123,500 shares of restricted stock were no longer subject to forfeiture and options with respect to 43,328 shares of our common stock (out of 130,000 options) were exercisable. Does not include 1,495,250 shares of our common stock available for future issuance under our 2005 stock incentive plan (which includes 10,160 shares to be issued in respect of deferred stock units and restricted stock units issued to certain of our independent directors).

Use of Proceeds: The net proceeds to us from the offering after deducting underwriting discounts and commissions and estimated fees and expenses will be approximately $158.9 million, or approximately $183.0 million if the underwriters exercise their over-allotment option in full.
Capitalization as of March 31, 2006 as adjusted for the offering (in thousands):

Assets:
Cash and cash equivalents	$180,815
Debt:
Debt — Repurchase agreements	$2,384,415
Debt — Collateralized debt obligations	211,210

Total debt	$2,595,625
Stockholders’ equity:
Common stock, par value $0.001 per share; 500,000,000 shares authorized, 25,019,500 shares outstanding — as adjusted	$25
Preferred stock, par value $0.001 per share; 100,000,000 shares authorized, no shares outstanding — as adjusted	—
Additional paid-in capital	565,567
Accumulated other comprehensive loss	(13,090)
Declared dividends in excess of earnings	(10,420)

Total stockholders’ equity	$542,082

Dilution: After giving effect to the initial public offering on the terms noted above and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, the as adjusted net tangible book value on March 31, 2006 would have been approximately $535.7 million, or $21.41 per share, which represents an immediate dilution in net tangible book value of $0.10 per share to existing stockholders and an immediate dilution in as adjusted net tangible book value of $1.59 per share to new investors.
Management’s Discussion and Analysis of Financial Condition and Results of Operation: Our discussion of our Critical Accounting Policies in our preliminary prospectus contained a pro forma income statement for the period March 15, 2005 (commencement of operations) to December 31, 2005 to present such data as if the Controlling Class CMBS and RMBS investments we held during that time had been consolidated under FIN 46(R)-6 as of the beginning of the period presented. In Amendment No. 5, the pro forma income statement was revised to decrease each of interest income, income before other revenues (expenses) and minority interest, income before minority interest and minority interest in CMBS and RMBS entities by $185,000.
Principal Stockholders: The percentage of shares of common stock outstanding held immediately after this offering by Omega Advisors, Inc., Glenview Capital Management, LLC and Third Avenue Management, LLC will be 5.6%, 4.4% and 4.0%, respectively.
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611 or by contacting Deutsche Bank Securities Inc., 60 Wall Street, New York, New York 10005, Attention: Syndicate Department or Wachovia Capital Markets, LLC, 375 Park Avenue, New York, New York 10152, Attention: Syndicate Department.
The most recent registration statement, as amended (including the preliminary prospectus) can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1344705/000095012306009353/x14736a5sv11za.htm

3